SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 29, 2009 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5900 Princess Garden Parkway,
7th Floor
Lanham, Maryland 20706
(Address of principal executive offices)

(301) 306-1111
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   **Results of Operations and Financial Condition**

On October 29, 2009, 2009, Radio One, Inc. issued a press release setting forth the results for its third quarter ended September 30, 2009. A copy of the press release is attached as Exhibit 99.1.

ITEM 9.01.   **Financial Statements and Exhibits**

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated October 29, 2009: Radio One, Inc. Reports Third Quarter Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

/s/ Peter D. Thompson

October 30, 2009   Peter D. Thompson
                                                                         Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

October 28, 2009
FOR IMMEDIATE RELEASE
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

RADIO ONE, INC. REPORTS
THIRD QUARTER RESULTS

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported its results for the quarter ended September 30, 2009. Net revenue was approximately $75.5 million, a decrease of 12% from the same period in 2008. Station operating income[1] was approximately $32.7 million, a decrease of 6% from the same period in 2008. Net income was approximately $14.2 million or $0.25 per diluted share, an improvement from the net loss of approximately $266.1 million or $2.81 per diluted share for the same period in 2008.

Alfred C. Liggins, III, Radio One's CEO and President commented, "Our third quarter results contain mixed signals. The sequential improvement in radio revenue that we have been seeing since Q1 continued, but not as strongly as I would have liked. While certain of our larger categories are showing signs of recovery (food and beverage -1.6% year-to-year, retail -2.5%, healthcare -4.4%, government/public was flat), others continue to display significant weakness (automotive -37.6% year-to-year, financial -22.9%, telecoms -10.2%, entertainment -10.0%). The efforts we have made to cut costs and streamline the business have positively impacted the income statement, and I believe position us well for the future. I was pleased that our radio division outperformed their markets once again, this time by 390 basis points."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended September 30,		Nine Months Ended September 30,	
	2009	2008	2009	2008
	(unaudited) (in thousands, except share data)		(unaudited) (in thousands, except share data)	
NET REVENUE	$ 75,504	$ 86,156	$ 206,258	$ 242,086
OPERATING EXPENSES				
Programming and technical	18,492	21,477	58,303	61,273
Selling, general and administrative	24,298	30,012	69,177	82,019
Corporate selling, general and administrative	4,702	6,729	15,034	30,687
Stock-based compensation	302	415	1,387	1,372
Depreciation and amortization	5,361	5,222	15,875	14,057
Impairment of long-lived assets	-	337,936	48,953	337,936
Total operating expenses	53,155	401,791	208,729	527,344
Operating Income (Loss)	22,349	(315,635)	(2,471)	(285,258)
INTEREST INCOME	(33)	(111)	(98)	(442)
INTEREST EXPENSE	9,224	14,130	29,036	46,549
GAIN ON RETIREMENT OF DEBT	-	(5,679)	(1,221)	(6,694)
EQUITY IN (INCOME) LOSS OF AFFILIATED COMPANY	(1,397)	1,119	(3,294)	3,918
OTHER EXPENSE, net	38	49	96	93
Income (loss) before (benefit) from provision for income taxes, noncontrolling interest in income of subsidiaries and discontinued operations	14,517	(325,143	(26,990)	(328,682)
(BENEFIT) FROM PROVISION FOR INCOME TAXES	(1,508)	(59,651)	7,340	(40,992)
Net income (loss) from continuing operations	16,025	(265,492)	(34,330)	(287,690)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	(87)	639	(18)	(5,808)
CONSOLIDATED NET INCOME (LOSS)	15,938	(264,853)	(34,348)	(293,498)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	1,712	1,260	3,650	3,141
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 14,226	$ (266,113)	$ (37,998)	$ (296,639)
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 14,313	$ (266,752)	$ (37,980)	$ (290,831)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, net of tax	(87)	639	(18)	(5,808)
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 14,226	$ (266,113)	$ (37,998)	$ (296,639)
Weighted average shares outstanding - basic[2]	56,242,964	94,537,081	61,873,161	97,219,115
Weighted average shares outstanding - diluted[3]	56,684,369	94,537,081	61,873,161	97,219,115

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		Three Months Ended September 30,			Nine Months Ended September 30,	
		2009	2008		2009	2008
		(unaudited) (in thousands, except per share data)			(unaudited) (in thousands, except per share data)	
PER SHARE DATA - basic and diluted:						
Income (loss) from continuing operations (basic)	$	0.25	$ (2.82)	$	(0.61)	$ (2.99)
Income (loss) from discontinued operations (basic)		0.00	0.01		0.00	(0.06)
Net income (loss) attributable to common stockholders (basic)	$	0.25	$ (2.81)	$	(0.61)	$ (3.05)
Income (loss) from continuing operations (diluted)	$	0.25	$ (2.82)	$	(0.61)	$ (2.99)
Income (loss) from discontinued operations (diluted)		0.00	0.01		0.00	(0.06)
Net income (loss) attributable to common stockholders (diluted)	$	0.25	$ (2.81)	$	(0.61)	$ (3.05)
SELECTED OTHER DATA						
Station operating income [1]	$	32,714	$ 34,667	$	78,778	$ 98,794
Station operating income margin (% of net revenue)		43.3%	40.2%		38.2%	40.8%
Station operating income reconciliation:						
Net income (loss) attributable to common stockholders	$	14,226	$ (266,113)	$	(37,998)	$ (296,639)
Plus: Depreciation and amortization		5,361	5,222		15,875	14,057
Plus: Corporate selling, general and administrative expenses		4,702	6,729		15,034	30,687
Plus: Stock-based compensation		302	415		1,387	1,372
Plus: Equity in (income) loss of affiliated company		(1,397)	1,119		(3,294)	3,918
Plus: (Benefit) from provision for income taxes		(1,508)	(59,651)		7,340	(40,992)
Plus: Noncontrolling interest in income of subsidiaries		1,712	1,260		3,650	3,141
Plus: Interest expense		9,224	14,130		29,036	46,549
Plus: Impairment of long-lived assets		-	337,936		48,953	337,936
Plus: Other expense		38	49		96	93
Less: Gain on retirement of debt		-	(5,679)		(1,221)	(6,694)
Less: Loss (income) from discontinued operations, net of tax		87	(639)		18	5,808
Less: Interest income		(33)	(111)		(98)	(442)
Station operating income	$	32,714	$ 34,667	$	78,778	$ 98,794
Adjusted EBITDA[4]	$	28,012	$ 27,938	$	63,744	$ 68,107
Adjusted EBITDA reconciliation:						
Net income (loss) attributable to common stockholders	$	14,226	$ (266,113)	$	(37,998)	$ (296,639)
Plus: Depreciation and amortization		5,361	5,222		15,875	14,057
Plus: (Benefit) from provision for income taxes		(1,508)	(59,651)		7,340	(40,992)
Plus: Interest expense		9,224	14,130		29,036	46,549
Less: Interest income		(33)	(111)		(98)	(442)
EBITDA	$	27,270	$ (306,523)	$	14,155	$ (277,467)
Plus: Equity in (income) loss of affiliated company		(1,397)	1,119		(3,294)	3,918
Plus: Noncontrolling interest in income of subsidiaries		1,712	1,260		3,650	3,141
Plus: Impairment of long-lived assets		-	337,936		48,953	337,936
Plus: Stock-based compensation		302	415		1,387	1,372
Plus: Other expense		38	49		96	93
Less: Gain on retirement of debt		-	(5,679)		(1,221)	(6,694)
Less: Loss (income) from discontinued operations, net of tax		87	(639)		18	5,808
Adjusted EBITDA	$	28,012	$ 27,938	$	63,744	$ 68,107

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	September 30, 2009 (unaudited)	December 31, 2008
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents	$ 14,775	$ 22,289
Intangible assets, net	889,121	944,969
Total assets	1,056,883	1,125,477
Total debt (including current portion)	659,037	675,632
Total liabilities	784,692	810,002
Total stockholders' equity	266,560	313,494
Noncontrolling interest	5,631	1,981

	Current Amount Outstanding	Applicable Interest Rate (a)
	(in thousands)	
SELECTED LEVERAGE AND SWAP DATA:		
Senior bank term and revolving debt (swap matures 6/16/2010) (a)	$ 25,000	6.52%
Senior bank term debt (swap matures 6/16/2012) (a)	25,000	6.72%
Senior bank revolving debt (at variable rates) (b)	307,527	2.59%
$8^7/_8$% senior subordinated notes (fixed rate)	101,510	8.88%
$6^3/_8$% senior subordinated notes (fixed rate)	200,000	6.38%

(a) A total of $50.0 million is subject to fixed rate swap agreements that became effective in June 2005. Under our fixed rate swap agreements, we pay a fixed rate plus a spread based on our leverage ratio, as defined in our Credit Agreement. That spread is currently set at 2.25% and is incorporated into the applicable interest rates set forth above.

(b) Subject to rolling one and three month LIBOR plus a spread currently at 2.25% and incorporated into the applicable interest rate set forth above. This tranche is not covered by swap agreements described in footnote (a).

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Radio One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Radio One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Radio One's reports on Form 10-K/A and other filings with the Securities and Exchange Commission. Radio One does not undertake any duty to update any forward-looking statements.

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Net revenue decreased to approximately $75.5 million for the quarter ended September 30, 2009, from approximately $86.2 million for the same period in 2008, a decrease of 12.4%. Our radio stations generally continue to outperform competitor stations in their marketplaces, this quarter by 390 basis points, and as with the second quarter, our total net revenue improved sequentially over the 16.0% decline then reported. The prolonged weak economic environment continued to adversely impact radio, online and print advertising and also caused a reduction in sponsorships for certain key events held during the quarter.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets decreased to approximately $47.5 million from approximately $58.2 million for the quarters ended September 30, 2009 and 2008, respectively, a decrease of 18.4%. Our cost cutting initiatives continued to pay off, specifically with compensation savings from employee layoffs, bonus eliminations and salary cuts, vacation benefit savings from scheduled office closings and reductions to discretionary expenses such as promotional expenses, contractor spending, and travel and entertainment. Events' spending was also curtailed in light of sponsorship declines. Revenue declines continued to drive further savings in commissions and national representative fees and with fewer client bankruptcies compared to last year, we incurred less bad debt expense. We also incurred lower issue related costs for Giant Magazine and less traffic acquisition costs for our internet business. This quarter included $263,000 in restructuring charges for the restructuring and consolidation of the Company's radio business offices, compared to a $490,000 restructuring charge for layoffs that occurred in third quarter 2008.

Stock-based compensation decreased to $302,000 for the quarter ended September 30, 2009, compared to $415,000 for the same period in 2008, or 27.4%. Stock-based compensation requires measurement of compensation costs for all stock-based awards at fair value on date of grant and recognition of compensation over the service period for awards expected to vest. The decrease in stock-based compensation was due primarily to the vesting completion, forfeiture and cancellation of certain stock option and restricted stock grants.

Impairment of long-lived assets for the three months ended September 30, 2008 reflects a non-cash charge recorded for the impairment of radio broadcasting licenses in 11 of our 16 markets, namely Charlotte, Cincinnati, Cleveland, Columbus, Dallas, Houston, Indianapolis, Philadelphia, Raleigh-Durham, Richmond and St. Louis. As a result of the economic downturn and the deterioration it caused to the 2008 radio industry outlook, which negatively impacted revenue, profitability and terminal values, interim impairment testing was performed in August 2008, which resulted in the impairment charges recorded third quarter 2008. Given the prolonged challenging economic climate and its adverse impact on both radio and online advertising spending, we performed interim impairment testing as of August 2009, and concluded no further impairment to our radio licenses or goodwill had occurred.

Interest expense decreased to approximately $9.2 million for the quarter ended September 30, 2009, from approximately $14.1 million for the same period in 2008, a decline of 34.7%. The decrease in interest expense for the three months ended September 30, 2009 was due primarily to early redemptions of the Company's $8^7/_8$% Senior Subordinated Notes due July 2011, and to a lesser extent, more favorable rates and pay downs of outstanding debt on the Company's senior credit facility.

As there were no early bond redemptions for the quarter ended September 30, 2009, there was no gain on retirement of debt to report for the quarter, compared to approximately $5.7 million for the same period in 2008. The third quarter 2008 gain on retirement of debt was due to the early redemption of approximately $43.1 million of the Company's $8^7/_8$% Senior Subordinated Notes due July 2011 during the quarter, at an average discount of 14.0%. A principal amount of $101.5 million remained outstanding as of September 30, 2009 for these senior subordinated notes.

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Equity in income of affiliated company increased to approximately $1.4 million for the quarter ended September 30, 2009, compared to equity in loss of affiliated company of approximately $1.1 million for the same period in 2008. The amounts are attributable to our share of net income or loss generated by TV One, LLC ("TV One") for the quarters ended September 30, 2009 and 2008, respectively. The Company's share of TV One's income is driven by TV One's current capital structure and the Company's ownership levels in the equity securities of TV One that are currently absorbing its net income.

Income taxes for the quarter ended September 30, 2009 was a benefit of approximately $1.5 million, compared to a benefit of approximately $59.7 million for the same quarter in 2008, a decrease of 97.5%. The tax benefit for the quarter ended September 30, 2008 related to the impairment of indefinite lived intangibles in that quarter which reduced the deferred tax liability. There was no impairment in the quarter ended September 30, 2009, hence the benefit for the quarter was greatly reduced from 2008. The Company continues to maintain a full valuation allowance for its deferred tax assets ("DTAs"), except for DTAs associated with definite lived assets.

Loss from discontinued operations, net of tax, was $87,000 for the quarter ended September 30, 2009, compared to income from discontinued operations, net of tax, of $639,000 for the same period in 2008. The loss from discontinued operations, net of tax, for the three months ended September 30, 2009 is primarily due to legal and professional expenses incurred as a result of ongoing legal activity from previous station sales. The income from discontinued operations, net of tax, for the three months ended September 30, 2008 includes a tax benefit of $716,000, compared to a tax benefit of $92,000 included in the loss from discontinued operations, net of tax, for the third quarter 2009.

Other pertinent financial information includes capital expenditures of approximately $1.7 million and $2.8 million for the quarters ended September 30, 2009 and 2008, respectively. In addition, as of September 30, 2009, Radio One had total debt (net of cash balances) of approximately $644.3 million.

In March 2008, the Company's board of directors authorized a repurchase of shares of the Company's Class A and Class D common stock through December 31, 2009 of up to $150.0 million, the maximum amount allowable under the Credit Agreement. The amount and timing of such repurchases will be based on pricing, general economic and market conditions and the restrictions contained in the agreements governing the Company's credit facilities and subordinated debt and certain other factors. While $150.0 million is the maximum amount allowable under the Credit Agreement, in 2005 under a prior board authorization, the Company utilized approximately $78.0 million to repurchase common stock leaving capacity of $72.0 million under the Credit Agreement. During the quarter ended September 30, 2009, the Company repurchased approximately 1.9 million shares of Class D common stock for $790,981 at an average price of $0.42. As of September 30, 2009, the Company had approximately $49.2 million in capacity available under the share repurchase program taking into account the limitations of the Credit Agreement and prior repurchase activity.

Supplemental Financial Information:

For comparative purposes, the following more detailed and unaudited statements of operations for the three months and nine months ended September 30, 2009 and 2008 are included.

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								Three Months Ended September 30, 2009				
								(in thousands, unaudited)				
		Consolidated		Radio One		Reach Media		Internet/ Publishing		Corporate/ Eliminations/ Other	
STATEMENT OF OPERATIONS:												
NET REVENUE	$	75,504	$	57,989	$	14,552	$	4,401	$	(1,438)	
OPERATING EXPENSES:											
Programming and technical		18,492		12,628		4,727		2,102		(965)	
Selling, general and administrative		24,298		18,067		3,490		3,634		(893)	
Corporate selling, general and administrative		4,702		-		811		-		3,891	
Stock-based compensation		302		53		0		-		249	
Depreciation and amortization		5,361		2,419		983		1,639		320	
Total operating expenses		53,155		33,167		10,011		7,375		2,602	
Operating income (loss)		22,349		24,822		4,541		(2,974)		(4,040)	
INTEREST INCOME		(33)		-		(17)		-		(16)	
INTEREST EXPENSE		9,224		-		-		-		9,224	
EQUITY IN INCOME OF AFFILIATED COMPANY		(1,397)		-		-		-		(1,397)	
OTHER EXPENSE, net		38		6		-		32		-	
Income (loss) before (benefit) from provision for income taxes, noncontrolling interest in income of subsidiaries and discontinued operations		14,517		24,816		4,558		(3,006)		(11,851)	
(BENEFIT) FROM PROVISION FOR INCOME TAXES		(1,508)		(3,123)		1,615		-		-	
Net income (loss) from continuing operations		16,025		27,939		2,943		(3,006)		(11,851)	
LOSS FROM DISCONTINUED OPERATIONS, net of tax		(87)		(87)		-		-		-	
CONSOLIDATED NET INCOME (LOSS)		15,938		27,852		2,943		(3,006)		(11,851)	
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES		1,712		-		-		-		1,712	
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$	14,226	$	27,852	$	2,943	$	(3,006)	$	(13,563)	

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| | Three Months Ended September 30, 2008 | | | | |
| | (in thousands, unaudited) | | | | |
	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 86,156	$ 66,750	$ 14,929	$ 5,576	$ (1,099)
OPERATING EXPENSES:					
Programming and technical	21,477	14,273	4,781	3,373	(950)
Selling, general and administrative	30,012	21,248	4,212	5,297	(745)
Corporate selling, general and administrative	6,729	-	1,819	-	4,910
Stock-based compensation	415	26	-	39	350
Depreciation and amortization	5,222	2,474	1,001	1,433	314
Impairment of long-lived assets	337,936	337,936	-	-	-
Total operating expenses	401,791	375,957	11,813	10,142	3,879
Operating (loss) income	(315,635)	(309,207)	3,116	(4,566)	(4,978)
INTEREST INCOME	(111)	-	(23)	(4)	(84)
INTEREST EXPENSE	14,130	-	-	8	14,122
GAIN ON RETIREMENT OF DEBT	(5,679)	-	-	-	(5,679)
EQUITY IN LOSS OF AFFILIATED COMPANY	1,119	-	-	-	1,119
OTHER EXPENSE, net	49	49	-	-	-
(Loss) income before benefit from income taxes, noncontrolling interest in income of subsidiaries and discontinued operations	(325,143)	(309,256)	3,139	(4,570)	(14,456)
BENEFIT FROM INCOME TAXES	(59,651)	(59,010)	(641)	-	-
Net (loss) income from continuing operations	(265,492)	(250,246)	3,780	(4,570)	(14,456)
INCOME FROM DISCONTINUED OPERATIONS, net of tax	639	639	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(264,853)	(249,607)	3,780	(4,570)	(14,456)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	1,260	1,254	-	-	6
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (266,113)	$ (250,861)	$ 3,780	$ (4,570)	$ (14,462)

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	Nine Months Ended September 30, 2009 (in thousands, unaudited)				
	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 206,258	$ 162,798	$ 36,055	$ 11,450	$ (4,045)
OPERATING EXPENSES:					
Programming and technical	58,303	39,204	14,105	7,883	(2,889)
Selling, general and administrative	69,177	55,107	5,800	10,752	(2,482)
Corporate selling, general and administrative	15,034	-	4,333	-	10,701
Stock-based compensation	1,387	366	-	-	1,021
Depreciation and amortization	15,875	7,155	2,946	4,856	918
Impairment of long-lived assets	48,953	48,953	-	-	-
Total operating expenses	208,729	150,785	27,184	23,491	7,269
Operating (loss) income	(2,471)	12,013	8,871	(12,041)	(11,314)
INTEREST INCOME	(98)	-	(41)	-	(57)
INTEREST EXPENSE	29,036	-	1	3	29,032
GAIN ON RETIREMENT OF DEBT	(1,221)	-	-	-	(1,221)
EQUITY IN INCOME OF AFFILIATED COMPANY	(3,294)	-	-	-	(3,294)
OTHER EXPENSE (INCOME), net	96	115	-	(39)	20
(Loss) income before provision for income taxes, noncontrolling interest in income of subsidiaries and discontinued operations	(26,990)	11,898	8,911	(12,005)	(35,794)
PROVISION FOR INCOME TAXES	7,340	4,191	3,149	-	-
Net (loss) income from continuing operations	(34,330)	7,707	5,762	(12,005)	(35,794)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(18)	(18)	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(34,348)	7,689	5,762	(12,005)	(35,794)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	3,650	-	-	-	3,650
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (37,998)	$ 7,689	$ 5,762	$ (12,005)	$ (39,444)

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| | Nine Months Ended September 30, 2008 | | | | |
| | (in thousands, unaudited) | | | | |
	Consolidated	Radio One	Reach Media	Internet/ Publishing	Corporate/ Eliminations/ Other
STATEMENT OF OPERATIONS:					
NET REVENUE	$ 242,086	$ 197,809	$ 36,794	$ 10,613	$ (3,130)
OPERATING EXPENSES:					
Programming and technical	61,273	42,134	14,562	7,416	(2,839)
Selling, general and administrative	82,019	65,978	6,350	11,895	(2,204)
Corporate selling, general and administrative	30,687	-	5,648	-	25,039
Stock-based compensation	1,372	515	-	128	729
Depreciation and amortization	14,057	7,019	2,999	2,960	1,079
Impairment of long-lived assets	337,936	337,936	-	-	-
Total operating expenses	527,344	453,582	29,559	22,399	21,804
Operating (loss) income	(285,258)	(255,773)	7,235	(11,786)	(24,934)
INTEREST INCOME	(442)	-	(84)	(2)	(356)
INTEREST EXPENSE	46,549	710	1	18	45,820
GAIN ON RETIREMENT OF DEBT	(6,694)	-	-	-	(6,694)
EQUITY IN LOSS OF AFFILIATED COMPANY	3,918	-	-	-	3,918
OTHER EXPENSE, net	93	49	-	44	-
(Loss) income before (benefit) from provision for income taxes, noncontrolling interest in income of subsidiaries and discontinued operations	(328,682)	(256,532)	7,318	(11,846)	(67,622)
(BENEFIT) FROM PROVISION FOR INCOME TAXES	(40,992)	(41,877)	885	-	-
Net (loss) income from continuing operations	(287,690)	(214,655)	6,433	(11,846)	(67,622)
LOSS FROM DISCONTINUED OPERATIONS, net of tax	(5,808)	(5,808)	-	-	-
CONSOLIDATED NET (LOSS) INCOME	(293,498)	(220,463)	6,433	(11,846)	(67,622)
NONCONTROLLING INTEREST IN INCOME OF SUBSIDIARIES	3,141	3,125	-	-	16
NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (296,639)	$ (223,588)	$ 6,433	$ (11,846)	$ (67,638)

-MORE-

The Company announced during its 2008 fourth quarter conference call that it would move to an annual conference call schedule as opposed to a quarterly conference call schedule, effective for the fiscal year 2009. Thus no conference call is scheduled for discussion of the third quarter results.

Radio One, Inc. (www.radio-one.com) is one of the nation's largest radio broadcasting companies and the largest radio broadcasting company that primarily targets African-American and urban listeners. Radio One currently owns 53 broadcast stations located in 16 urban markets in the United States. Additionally, Radio One owns Interactive One (www.interactiveone.com), an online platform serving the African-American community through social content, news, information, and entertainment, which operates a number of branded sites, including News One, UrbanDaily, HelloBeautiful, and Magazine One, Inc. (d/b/a Giant Magazine) (www.giantmag.com), interests in TV One, LLC (www.tvoneonline.com), a cable/satellite network programming primarily to African-Americans, interests in Reach Media, Inc. (www.blackamericaweb.com), owner of the Tom Joyner Morning Show and other businesses associated with Tom Joyner, and Community Connect Inc. (www.communityconnect.com), an online social networking company, which operates a number of branded websites, including BlackPlanet, MiGente, and Asian Avenue.

Notes:

1	"Station operating income" consists of net loss or income before depreciation and amortization, corporate expenses, stock-based compensation, equity in income or loss of affiliated company, income taxes, noncontrolling interest in income of subsidiaries, interest expense, impairment of long-lived assets, other income or expense, gain on retirement of debt, and income or loss from discontinued operations, net of tax. Station operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless we believe station operating income is often a useful measure of a broadcasting company's operating performance and is a significant basis used by our management to measure the operating performance of our stations within the various markets because station operating income provides helpful information about our results of operations apart from expenses associated with our physical plant, income taxes, investments, debt financings, gain on retirement of debt, corporate overhead, stock-based compensation, impairment of long-lived assets and income or losses from asset sales. Station operating income is frequently used as one of the bases for comparing businesses in our industry, although our measure of station operating income may not be comparable to similarly titled measures of other companies. Station operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of operating income to station operating income has been provided in this release.

2	For the three months ended September 30, 2009 and 2008, Radio One had 56,242,964 and 94,537,081 shares of common stock outstanding on a weighted average basis (basic) and 56,684,369 and 94,537,081 shares of common stock outstanding on a weighted average basis (fully diluted) for outstanding stock options, respectively.

3	For the nine months ended September 30, 2009 and 2008, Radio One had 61,873,161 and 97,219,115 shares of common stock outstanding on a weighted average basis, both basic and fully diluted for outstanding stock options, respectively.

4	"Adjusted EBITDA" consists of net loss or income plus (1) depreciation, amortization, income taxes, interest expense, equity in income or loss of affiliated company, noncontrolling interest in income of subsidiaries, impairment of long-lived assets, stock-based compensation, other income or expense and loss or (income) from discontinued operations, net of tax, less (2) interest income and gain on retirement of debt. Net income before interest income, interest expense, provision for income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. We believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant basis used by our management to measure the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, as well as our equity in loss of our affiliated company, gain on retirement of debt and any discontinued operations. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our physical plant, capital structure or the results of our affiliated company. Adjusted EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income to EBITDA and Adjusted EBITDA has been provided in this release.